UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 11-K
__________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number: 000-21329

_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.
599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3
NOTES TO FINANCIAL STATEMENTS	4
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TIB Financial Corp. Employee Stock Ownership
  Plan With 401(k) Provisions
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Fort Lauderdale, Florida June 25, 2008

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2007 and 2006

	2007	2006
ASSETS
Investments at fair value
TIB Financial Corp. common stock	$2,274,560	$5,168,545
Mutual funds	6,273,281	4,764,989
Participant loans	186,596	171,913
TOTAL ASSETS	8,734,437	10,105,447

LIABILITIES
Pending loan payments	468	3,194
TOTAL LIABILITIES	468	3,194

NET ASSETS AVAILABLE FOR BENEFITS	$8,733,969	$10,102,253

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2007

2007
Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(2,167,782)
Dividends	67,686
Interest	12,882
(2,087,214)
Contributions
Employer match	307,439
Employee deferral	966,747
Rollovers	28,467
1,302,653

Total additions	(784,561)

Deductions from net assets attributed to
Benefits paid to participants	864,386
Administrative expense	9,395
Total deductions	873,781

Net decrease before transfer	1,658,342

Transfer in – transfer from The Bank of Venice 401(k) Plan	290,058

Net decrease	1,368,284

Net assets available for benefits
Beginning of year	10,102,253
End of year	$8,733,969

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC.  The Plan covers substantially all of the employees of TIB Financial Corp. (Company) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan covers substantially all employees who have attained the age of eighteen and have completed three months of service since the employee’s hire date.

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $15,500 for the plan year ended December 31, 2007.  Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans.  For 2007, the Company contributed 50 percent of the first 5 percent of base compensation that a participant contributed to the Plan. The Company also may contribute an additional discretionary profit sharing contribution.  No discretionary profit sharing contribution was made during 2007. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Each participant directs the entire balance of investments of his or her account to any of the investment options available under the Plan.  The Plan currently offers fourteen mutual funds and Company stock as investment options for participants.

Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Through December 31, 2006, participants immediately vested in the Company’s matching contribution, and actual earnings thereon and vesting in the employer optional contribution of their account plus earnings thereon was based on years of continuous service.  Participants were 20% vested after completion of three years of credited service and 20% for each subsequent year of credited service. A participant was 100% vested after seven years of credited service. Effective January 1, 2007, the Plan was amended to provide a two year vesting period for the Company’s matching contribution and actual earnings thereon. Accordingly after two years of continuous service, participants will be 100% vested in the Company’s matching contribution and actual earnings thereon. Additionally, the Plan was amended to revise the vesting period for any employer optional contribution and related earnings to 20% after the completion of two years of credited service and 20% for each subsequent year of credited service. Accordingly, a participant will be 100% vested after six years of credited service.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Loan Provisions

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  Principal and interest are paid through payroll deductions.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.    In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at quoted market prices.  The fair value of TIB Financial Corp. common stock is determined by a quoted market price.  Purchases and sales of investments are accounted for on the trade date.  Transaction fees for purchases and sales are included in the cost or sale price of the securities.  Dividend income is recorded on the ex-dividend date.  Participant loans are carried at their remaining balance, which approximates fair value.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and common stock.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

The Plan has an investment in TIB Financial Corp. common stock amounting to $2,274,560 as of December 31, 2007.  This amount represents 26% of net assets available for benefits as of December 31, 2007.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 4 - INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets are shown below.

	2007	2006
Investments at quoted market prices
PIMCO Total Return A Fund, 123,487 shares in 2007 and 95,553 shares in 2006	$1,320,077	$991,841
American EuroPacific Growth Class A, 16,317 shares in 2007 and 11,715 shares in 2006	830,033	545,441
American Growth Fund of America Class A, 23,710 shares in 2007 and 18,384 shares in 2006	806,371	604,271
Fidelity Retirement Money Market Fund, 613,281 shares in 2007	613,281	N/A
American AMCAP Fund Class A, 26,960 shares in 2007	543,520	N/A
AIM Mid Cap Core Equity Class A Fund, 18,974 shares in 2007	448,365	N/A
TIB Financial Corp. common stock, 265,023 shares in 2007 and 294,504 shares in 2006	2,274,560	5,168,545

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,167,782 as follows:

TIB Financial Corp. common stock	$(2,559,581)
Mutual funds	391,799
$(2,167,782)

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company.  Professional fees paid by the Plan to the custodian totaled $3,666, while professional fees paid by the Plan to the third party administrator totaled $5,729.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions.  During the Plan year ended December 31, 2007, 17,400 shares of TIB Financial common stock were purchased at a cost of $199,649, and 46,881 shares were sold for $532,936, for a realized net loss of $287,013.  Dividends earned on the stock during 2007 totaled $67,686.  The total investment in TIB Financial Corp common stock was $2,274,560 and $5,168,545 as of December 31, 2007 and 2006.  In addition, loans to participants totaled  $186,596 and $171,913 as of December 31, 2007 and 2006.

NOTE 7 – NON-PARTICIPANT DIRECTED INVESTMENTS

Effective January 1, 2007, the Plan was amended to allow all investments to be participant directed. Previously, employer optional contributions were invested in TIB Financial Corp. common stock, but may first have been invested temporarily in the Fidelity Spartan US Treasury Money Market Fund.  Participants were also allowed to contribute deferral contributions to the TIB Financial Corp. common stock fund which includes TIB Financial Corp. common stock and the Fidelity Spartan US Treasury Money Market Fund.  The following reflects the net assets of the TIB Financial Corp. common stock fund as the non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

December 31, 2006
Fidelity Spartan US Treasury MM Fund	$12,539
TIB Financial Corp. common stock	5,168,545
Net assets available for benefits	$5,181,084

SUPPLEMENTAL SCHEDULE

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	AIM Investments	Basic Value Class A Fund, 10,951 shares	*	$344,971
	AIM Investments	Mid Cap Core Equity Class A Fund, 18,974 shares	*	448,365
	American Funds	AMCAP Fund Class A, 26,960 shares	*	543,520
	American Funds	Am Balanced A, 5,045 shares	*	97,412
	American Funds	EuroPacific Growth Class A, 16,317 shares	*	830,033
	American Funds	Growth Fund of America Class A, 23,710 shares	*	806,371
	American Funds	New Prospective Class A, 4,785 shares	*	162,407
	American Funds	Washington Mutual Investors Class A, 12,712 shares	*	427,503
	DWS Scudder	RREEF Real Estate Class A, 5,103 shares	*	97,267
	Fidelity Investments	Fidelity Retirement Money Market Fund, 613,281 shares	*	613,281
	Goldman Sachs	Small Cap Value Class A, 8,540 shares	*	292,155
	Legg Mason Partners	Small Cap Crowth I Class A, 16,534 shares	*	276,939
	PIMCO	Total Return Class A, 123,487 shares	*	1,320,077
	Fidelity Investments	Fidelity Cash Reserves	*	96
	Fidelity Investments	Fidelity Spartan US Treasury Money Market Fund, 12,884 shares	$12,884	12,884
**	TIB Financial Corp.	Common Stock, 265,023 shares	4,530,572	2,274,560
**	Participant Loans	Interest rates 5.00% - 9.25%	*	186,596
				$8,734,437

__________
**	Party-in-Interest
*	Participant directed investment, information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
Date: June 26, 2008	/s/ Thomas J. Longe
Thomas J. Longe Chairman of the Board and Chief Executive Officer TIB Financial Corp.

Date: June 26, 2008	/s/ Stephen J. Gilhooly
Stephen J. Gilhooly Executive Vice President, Chief Financial Officer and Treasurer TIB Financial Corp.